Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

            Attention Business Editors:
            OPTI Canada Announces Successful Completion of Debt Amendment

            TSX: OPC

            CALGARY, Aug. 26 /CNW/ - OPTI Canada Inc. ("OPTI") announced today that it has received approval from its lenders to amend certain covenants in its
$350 million revolving credit facility ("Revolving Credit Facility").
            OPTI's Revolving Credit Facility contains provisions that limit the amount of debt that OPTI may incur. One of the key maintenance covenants is with respect to the ratio of debt outstanding under the Revolving Credit
Facility to earnings before interest, taxes and depreciation ("EBITDA"). OPTI and its lenders have agreed to certain amendments, including an amendment to the Revolving Credit Facility debt to EBITDA maintenance covenant (the
"Amendment").
            The Revolving Credit Facility debt to EBITDA covenant, which was to commence at the end of the quarter ending September 30, 2009, has been deferred and will now commence at the end of the quarter ending March 31,
2010.
            The Revolving Credit Facility debt to EBITDA ratio, which was to be 2.5 to 1, has been temporarily increased to 3.5 to 1 and will be reduced to 3.0 to
1 effective at the end of the quarter ending December 31, 2010.
            The measurement of EBITDA for the ratio calculation has been amended to provide for the option to include EBITDA for the quarter ending December 31,
2009 in the annualization formula.
            Although OPTI continues to face risks related to commodity pricing, operating costs and capital expenditures, the Amendment provides OPTI with greater certainty of meeting this key maintenance covenant through the ramp up period.
            "The successful execution of the amendments to our revolving credit facility reflects the strong ongoing support of our lenders and is expected to provide financial flexibility as the Long Lake Project ramps up and the substantial value of OPTI's technology and assets is demonstrated," said Chris
Slubicki, President and Chief Executive Officer of OPTI.

            About OPTI

            OPTI Canada Inc. is a Calgary, Alberta-based company focused on developing major oil sands projects in Canada using our proprietary
OrCrude(TM) process. Our first project, Phase 1 of Long Lake, consists of
72,000 barrels per day of SAGD ("steam assisted gravity drainage") oil production integrated with an upgrading facility. The upgrader uses the
OrCrude(TM) process combined with commercially available hydrocracking and gasification. Through gasification, this configuration substantially reduces the exposure to and the need to purchase natural gas. On a 100 percent basis, the Project is expected to produce 58,500 bbl/d of products, primarily 39 degree API Premium Sweet Crude ("PSC(TM)") with low sulphur content, making it a highly desirable refinery feedstock. Due to its premium characteristics, we expect PSC(TM) to sell at a price similar to West Texas Intermediate ("WTI")
crude oil. The Long Lake Project is being operated in a joint venture with
Nexen Inc. OPTI holds a 35 percent working interest in the joint venture.
OPTI's common shares trade on the Toronto Stock Exchange under the symbol OPC.
            Additional information regarding the Long Lake Project is available at
http://www.longlake.ca.

            Forward-Looking Statements

            Certain statements contained herein are forward-looking statements, including statements relating to: OPTI's operations; business prospects, expansion plans and strategies; OPTI's plans and expectations concerning the use and performance of the OrCrude(TM) process and other related technologies;
the cost, development and operation of the Long Lake Project and OPTI's relationship with Nexen Inc. Forward-looking information typically contains statements with words such as "intends," "anticipate," "estimate," "expect,"
"potential," "could," "plan" or similar words suggesting future outcomes.
Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other forms of forward-looking information will not be achieved by OPTI. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties. A change in any one of these factors could cause actual events or results to differ materially from those projected in the forward-looking information. Although OPTI believes that the expectations reflected in such forward-looking statements are reasonable, OPTI can give no assurance that such expectations will prove to be correct.
Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by OPTI and described in the forward-looking statements or information. The forward-looking statements are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified herein, we have made assumptions regarding, among other things: market costs and other variables affecting operating costs of the Project; the ability of the Long
Lake joint venture partners to obtain equipment, services and supplies, including labour, in a timely and cost-effective manner; the availability and costs of financing; oil prices and market price for the PSC(TM) output of the
OrCrude(TM) Upgrader; foreign currency exchange rates and hedging risks;
government regulations and royalty regimes; the degree of risk that governmental approvals may be delayed or withheld; other risks and uncertainties described elsewhere in this document or in OPTI's other filings with Canadian securities authorities.
            Readers should be aware that the list of factors, risks and uncertainties set forth above are not exhaustive. Readers should refer to OPTI's current
Annual Information Form, which is available at www.sedar.com, for a detailed discussion of these factors, risks and uncertainties. The forward-looking statements or information contained in this news release are made as of the date hereof and OPTI undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable laws or regulatory policies.

            %CIK: 0001177446

            /For further information: OPTI Canada Inc., Suite 2100, 555 - 4th Ave.
S.W., Calgary, Alberta, Canada, T2P 3E7, (403) 249-9425/
            (OPC.)

CO:  OPTI Canada Inc.

CNW 17:11e 26-AUG-09